Exhibit 99.2

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

        In connection with the Annual Report of Chartwell Technology Inc. (the “Company”) on Form 20-F for the period ended October 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Barry Foster, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(3)	The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(4)	The information contained in this Report fairly presents, in all material aspects, the financial condition and results of operations of all the Company.

/s/ Barry Foster Barry Foster Chief Financial Officer

April 23, 2003